UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 4 - 2009 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on April 3, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)
Dated: April 3, 2009
	By:	/s/ Mikael Skov
Name: Mikael Skov
Title: Interim Chief Executive Officer

Exhibit 1

ANNOUNCEMENT NO. 4 – 2009

                        3 April 2009

Notice of Annual General Meeting of Directors and Shareholders and Complete Proposals

Enclosed please find the notice of and the complete proposals for the Annual General Meeting of directors and shareholders of A/S Dampskibsselskabet TORM to be held on 22 April 2009.

Contact:	N. E. Nielsen, Chairman of the Board, +45 72 27 00 00
About TORM

TORM is one of the world’s leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of more than 130 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current  views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable  when made, because these assumptions are inherently  subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control,  TORM cannot assure you that it will achieve or accomplish  these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

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NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given in accordance with Article 5 of the Articles of Association of Aktieselskabet Dampskibsselskabet TORM (CVR NO 22460218) that the Annual General Meeting of Shareholders of the Company will be held on

Wednesday, 22 April 2009 at 10:00 a.m.

at Radisson SAS Falconer, Falkoner Allé 9, DK-2000 Frederiksberg with the following

AGENDA

1.	The Board of Directors’ report on the activities of the Company in the past year.

2.	Presentation for adoption of the Annual Report.

3.	The Board of Directors’ proposal for the appropriation of profits or provision for losses in accordance with the adopted Annual Report.

4.	Election of members to the Board of Directors.

5.	Appointment of auditor/auditors.

6.	Proposals from the Board of Directors:

a.
Change of the Company’s name from “Aktieselskabet Dampskibs-selskabet TORM” to “TORM A/S” and resulting amendment of Article 1(1) of the Articles of Association and addition of “Aktieselskabet Dampskibsselskabet TORM (TORM A/S)” in the list of the Company’s secondary names in Article 1(2) of the Articles of Association.

b.
Amendment of Article 3(3), second sentence of the Articles of Association from “The Company has appointed VP Investor Services A/S (VP Services A/S), Helgeshøj Allé 61, P.O. Box 20, DK-2630 Taastrup, keeper of the Company’s Register of Shareholders for all shares issued by the Company.” to “The Company has appointed VP Investor Services A/S (VP Services A/S), Weidekampsgade 14, DK-2300 København S, keeper of the Company’s Register of Shareholders for all shares issued by the Company.”

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c.	Amendment of Articles 3(2), 3(6), 4(1) and 7(2) by replacing “Danish Securities Centre” with “VP SECURITIES A/S”.

d.
Amendment of Article 5(1) of the Articles of Association from “The general meetings of the Company shall be held in Copenhagen.” to “The general meetings of the Company shall be held in Region Greater Copenhagen.”

e.
Passing of a resolution to introduce communication by electronic means between the shareholders and the Company and at the same time authorising the Board of Directors to determine the date for the introduction thereof. The proposal implies that a new Article 6 be inserted in the Articles of Association pursuant to s. 65b of the Danish Public Companies Act and that the numbering of the subsequent articles in the Articles of Association be amended as a consequence thereof. The new Article 6 will have the following wording:

“6.
6.1
On 22 April 2009, the Annual General Meeting resolved to authorise the Board of Directors to i) fix the date for introduction of communication by electronic means pursuant to Articles 6(3)-6(6) below and at the same time to ii) make all necessary amendments to the Articles of Association.

6.2	The Board of Directors shall notify the Company’s shareholders about the date of introduction of communication by electronic means.
6.3
The Company shall be entitled to give any notices to the Company’s shareholders under the Danish Public Companies Act or these Articles of Association by electronic mail, and documents may be made available or forwarded in electronic form.

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6.4
The Management Board will ask all shareholders recorded in the Company’s register of shareholders to provide their current email addresses to which notices etc., cf. Article 6(1) above, may be given. It is the responsibility of the shareholder to provide the Company with a correct and current email address.

6.5	At the discretion of the Board of Directors, the above form of communication may also be used for communication between the Company and the members of the Board of Directors.
6.6	Information on system requirements and the use of electronic communication shall be provided directly to the shareholders by the Company’s Management Board or be published on the Company’s website.”

f.	That the overall guidelines for the Company’s incentive plan to members of the Management Board and the Board of Directors be adopted.

g.
That the Board of Directors be authorised to let the Company acquire its own shares in the period until the next Annual General Meeting within 10 per cent of the issued share capital at the market price prevailing at the time of acquisition subject to a deviation of up to 10 per cent.

h.
That the Board of Directors be authorised to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency, the Danish Financial Supervisory Authority, NASDAQ OMX Copenhagen A/S or any other public authority as a condition for registration or approval.

7.	Proposals from shareholders:

The following proposals have been made by a shareholder suggesting that proposals 7a and 7b be presented to and voted on by the shareholders prior to item 4 of the agenda, and that proposal 7c be voted on by the shareholders in connection with item 4 of the agenda, which order of presentation and voting the Board of Directors supports:

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a.
Increase of the limitation on the number of the shareholder elected directors from 6 to 8. The proposal implies that the first sentence of Article 11(1) is amended from “The Company shall be managed by a Board of Directors made up of a minimum of three and a maximum of six members elected from and among the shareholders by the Company in general meeting” to “The Company shall be managed by a Board of Directors made up of a minimum of three and a maximum of eight members elected from and among the shareholders by the Company in general meeting”.

b.	Article 11(2) of the Articles of Association concerning nationality requirements to members of the Board of Directors is deleted and the numbering of Article 11 is amended accordingly.

c.	Election new members of the Board of Directors.

8.	Any other business.

*****

The general meeting is only legally competent to transact business when at least one-third of the share capital is represented, cf. Article 9(1) of the Articles of Association of the Company.

Approval of the proposals under items 2 - 5 and items 6f - h is subject to a simple majority of votes, cf. Article 9(2) of the Articles of Association of the Company.

Approval of the proposals under items 6a - e is subject to at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting voting in favour of the proposal, cf. Article 9(3) of the Articles of Association of the Company and s. 78(1) of the Danish Public Companies Act. Approval of the proposal under item 6e is furthermore subject to shareholders representing 25% of the total voting share capital of the Company not voting against the proposal, cf. s. 78(2) of the Danish Public Companies Act. The Board of Directors of TORM supports the proposals under item 7.

Notice convening the Annual General Meeting will be sent to all shareholders entered in the Company’s register of shareholders and/or ADR holders who have registered their holdings with the Company and who have so requested.

The agenda, the Company’s Annual Report for 2008 and the complete proposals, including the proposed overall guidelines for the Company’s incentive plan, will be available for inspection at the offices of the Company no later than 8 days prior to the date of the Annual General Meeting. The documents will from the same time be available through the Company’s website www.torm.com.

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Admission cards to the Annual General Meeting may be obtained against presentation of appropriate proof of identification (VP reference number) no later than 4 days before the meeting from:

VP Investor Services A/S, tel. +45 4358 8892, fax +45 4358 8867.

Voting cards may also be ordered by shareholders being entitled to exercise their voting rights, cf. Article 7(3) in the Articles of Association, by contacting VP Investor Services within said deadline.

On the date of this notice convening the general meeting, the Company’s share capital is DKK 364,000,000.00 divided into shares of DKK 5.00 each or any multiples thereof. Each shareholding of DKK 5.00 entitles the holder to one vote at the general meeting. However, the exercise of voting rights attaching to shares acquired by transfer is subject to the shares having been registered in the Company’s register of shareholders or the shareholder having reported or documented his or her acquisition no later than the day before this notice is inserted in the leading Danish daily newspapers Berlingske Tidende and Børsen, cf. Article 7(3) of the Articles of Association.

Hellerup, April 2009

The Board of Directors

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Annual General Meeting of shareholders of Aktieselskabet Dampskibsselskabet TORM, CVR No. 22460218 to be held on Wednesday, 22 April 2009 at 10:00 a.m. at Radisson SAS Falconer, Falkoner Allé 9, DK-2000 Frederiksberg:

Complete Proposals

* * * * *

1.	The Board of Directors’ report on the activities of the Company in the past year.

The Board of Directors proposes that the oral report of the Chairman of the Board of Directors be adopted.

2.	Presentation for adoption of the Annual Report.

3.	The Board of Directors’ proposal for the appropriation of profits or provision for losses in accordance with the adopted Annual Report.

The Board of Directors proposes that out of the net profit of USD 361.4 million an amount of USD 55.1 million be paid in ordinary dividends, corresponding to DKK 4 per share of a nominal value of DKK 5. Of the remaining USD 306.3 million, USD 61.5 million has already in December 2008 been paid out as extraordinary dividends whereas the remaining USD 244.8 million is proposed to be carried forward.

4.	Election of members to the Board of Directors.

None of the existing Board members elected by the general meeting are up for re-election pursuant to Article 11(3) of the Company’s Articles of Association.

A shareholder has proposed an expansion of the Board of Directors and election of new candidates, cf. item 7.

5.	Appointment of auditor/auditors.

The Board of Directors proposes re-election of Deloitte Statsautoriseret Revisionsaktieselskab.

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6.           Proposals from the Board of Directors:

a.
Change of the Company’s name from “Aktieselskabet Dampskibsselskabet TORM” to “TORM A/S” and resulting amendment of Article 1(1) of the Articles of Association and addition of “Aktieselskabet Dampskibsselskabet TORM (TORM A/S)” in the list of the Company’s secondary names in Article 1(2) of the Articles of Association.

b.
Amendment of Article 3(3), second sentence, of the Articles of Association from “The Company has appointed VP Investor Services A/S (VP Services A/S), Helgeshøj Allé 61, P.O. Box 20, DK-2630 Taastrup, keeper of the Company’s Register of Shareholders for all shares issued by the Company.” to “The Company has appointed VP Investor Services A/S (VP Services A/S), Weidekampsgade 14, DK-2300 København S, keeper of the Company’s Register of Shareholders for all shares issued by the Company.”

The proposal is motivated by VP Investor Services A/S (VP Services A/S)’s change of address as of 15 March 2009.

Pursuant to Section 25(1) of the Danish Companies Act, the Articles of Association must contain information about the name and address of the keeper of the register of shareholders.

c.
Amendment of Article 3(2) of the Articles of Association from “The shares shall be issued through the Danish Securities Centre and/or under an American Depositary Receipt Program (ADR Program).” to “The shares shall be issued through VP SECURITIES A/S and/or under an American Depositary Receipt Program (ADR Program).”

Amendment of Article 3(6) of the Articles of Association from “When the audited annual report has been adopted by the Company in general meeting, the declared dividend shall be distributed by transfer to the accounts designated by the shareholders in accordance with the rules on the Danish Securities Centre in force from time to time.” to “When the audited annual report has been adopted by the Company in general meeting, the declared dividend shall be distributed by transfer to the accounts designated by the shareholders in accordance with the rules on VP SECURITIES A/S in force from time to time.”

Amendment of Article 4(1) of the Articles of Association from “If previously issued shares have been lost and no application for registration of the shares has been filed with the Danish Securities Centre, such shares and appurtenant coupon sheets, talons and interim certificates may on the Company’s initiative and at the expense of the applicant be cancelled without judgment in accordance with the statutory rules on this in force from time to time.” to “If previously issued shares have been lost and no application for registration of the shares has been filed with VP SECURITIES A/S, such shares and appurtenant coupon sheets, talons and interim certificates may on the Company’s initiative and at the expense of the applicant be cancelled without judgment in accordance with the statutory rules on this in force from time to time.”

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Amendment of Article 7(2) of the Articles of Association from “The issue of an admission card requires documentation for the title to shares or ADR’s not registered in the name of a holder in the form of a deposit receipt issued within the last ten business days by the Danish Securities Centre or the depositary bank and a written declaration showing that the shares or ADR’s have not or will not be transferred until, at the earliest, the day after the general meeting for which the admission card is required.” to “The issue of an admission card requires documentation for the title to shares or ADR’s not registered in the name of a holder in the form of a deposit receipt issued within the last ten business days by VP SECURITIES A/S or the depositary bank and a written declaration showing that the shares or ADR’s have not or will not be transferred until, at the earliest, the day after the general meeting for which the admission card is required.”

The proposals are motivated by the Danish Securities Centre’s change of name to VP SECURITIES A/S.

d.
Amendment of Article 5(1) of the Articles of Association from “The general meetings of the Company shall be held in Copenhagen.” to “The general meetings of the Company shall be held in Region Greater Copenhagen.”

The proposal is motivated by a wish for creating greater flexibility in the choice of venue for the Company’s general meetings, hereunder enabling general meetings to be held at the registered address of the Company.

e.
Passing of a resolution to introduce communication by electronic means between the shareholders and the Company and at the same time authorising the Board of Directors to determine the date for the introduction thereof. The proposal implies that a new Article 6 be inserted in the Articles of Association pursuant to s. 65b of the Danish Public Companies Act and that the numbering of the subsequent articles in the Articles of Association be amended as a consequence thereof. The new Article 6 will have the following wording:

“6.

6.1
On 22 April 2009, the Annual General Meeting resolved to authorise the Board of Directors to i) fix the date for introduction of communication by electronic means pursuant to Articles 6(3) - 6(6) below and at the same time to ii) make all necessary amendments to the Articles of Association.

6.2	The Board of Directors shall notify the Company’s shareholders about the date of introduction of communication by electronic means.

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6.3
The Company shall be entitled to give any notices to the Company’s shareholders under the Danish Public Companies Act or these Articles of Association by electronic mail, and documents may be made available or forwarded in electronic form.

6.4
The Management Board will ask all shareholders recorded in the Company’s register of shareholders to provide their current email addresses to which notices etc., cf. Article 6(1) above, may be given. It is the responsibility of the shareholder to provide the Company with a correct and current email address.

6.5	At the discretion of the Board of Directors, the above form of communication may also be used for communication between the Company and the members of the Board of Directors.

6.6	Information on system requirements and the use of electronic communication shall be provided directly to the shareholders by the Company’s Management Board or be published on the Company’s website.”

The proposal is motivated by a wish of TORM to create greater flexibility in the communication with the Company’s shareholders, in particular in light of the fact that a substantial part of the shareholders are resident or domiciled outside of the Danish borders.

f.	That the overall guidelines for the Company’s incentive plan to members of the Management Board and the Board of Directors be adopted.

Proposal by the Board of Directors to adopt the overall guidelines for the Company’s incentive plan to members of the Management Board and the Board of Directors attached as Schedule 1.

The proposal is motivated by a wish for revision of the present overall guidelines for the Company’s incentive plan to members of the Management Board and the Board of Directors.

If adopted, Article 12(7) of the Articles of Association will be amended and the wording of the article will read as follows:

“At the Company’s Annual General Meeting held on 22 April 2009, the shareholders adopted the overall guidelines for the Company’s incentive plan to members of the Management Board and the Board of Directors, cf. s. 69b of the Danish Companies Act. The guidelines are available at the Company’s website www.torm.com.”

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g.
That the Board of Directors be authorised to let the Company acquire its own shares in the period until the next Annual General Meeting within 10 per cent of the issued share capital at the market price prevailing at the time of acquisition subject to a deviation of up to 10 per cent.

h.
That the Board of Directors be authorised to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency, the Danish Financial Supervisory Authority, NASDAQ OMX Copenhagen A/S or any other public authority as a condition for registration or approval.

7.	Proposals from shareholders:

The following proposals have been made by a shareholder suggesting that proposals 7a and 7b be presented to and voted on by the shareholders prior to item 4 of the agenda, and that proposal 7c be voted on by the shareholders in connection with item 4 of the agenda, which order of presentation and voting the Board of Directors supports:

a.
Increase of the limitation on the number of the shareholder elected directors from 6 to 8. The proposal implies that the first sentence of Article 11(1) is amended from “The Company shall be managed by a Board of Directors made up of a minimum of three and a maximum of six members elected from and among the shareholders by the Company in general meeting” to “The Company shall be managed by a Board of Directors made up of a minimum of three and a maximum of eight members elected from and among the shareholders by the Company in general meeting”.

b.	Article 11(2) of the Articles of Association concerning nationality requirements to members of the Board of Directors is deleted and the numbering of Article 11 is amended accordingly.

c.	Election of new members of the Board of Directors.

8.	Any other business.

* * * * *

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The general meeting is only legally competent to transact business when at least one-third of the share capital is represented, cf. Article 9(1) of the Articles of Association of the Company.

Approval of the proposals under items 2 - 5 and items 6f - h is subject to a simple majority of votes, cf. Article 9(2) of the Articles of Association of the Company.

Approval of the proposals under items 6a - e is subject to at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting voting in favour of the proposal, cf. Article 9(3) of the Articles of Association of the Company and s. 78(1) of the Danish Public Companies Act. Approval of the proposal under item 6e is furthermore subject to shareholders representing 25% of the total voting share capital of the Company not voting against the proposal, cf. s. 78(2) of the Danish Public Companies Act. The Board of Directors of TORM supports the proposals under item 7.

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SCHEDULE 1

OVERORDNEDE RETNINGSLINJER FOR A/S DAMPSKIBSSELSKABET TORMS INCITAMENTSAFLØNNING AF SELSKABETS BESTYRELSE OG DIREKTION – APRIL 2009	OVERALL GUIDELINES FOR A/S DAMPSKIBSSELSKABET TORM’S INCENTIVE SCHEMES FOR MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT BOARD – APRIL 2009

1. Baggrund	1. Background

Som led i den danske regerings ønske om større åbenhed omkring børsnoterede virksomheders incitamentsaflønning af bestyrelses- og direktionsmedlemmer er der i aktieselskabsloven indsat en bestemmelse i § 69b. Bestemmelsen trådte i kraft den 1. juli 2007.

The Danish Government’s wish to greater transparency with regard to the incentive schemes of Danish listed companies for members of the Board of Directors and Management Board has resulted in the incorporation of a provision into s. 69b of the Danish Public Companies Act. The provision became effective on 1 July 2007.

I henhold til aktieselskabslovens § 69b skal bestyrelsen i et børsnoteret selskab, inden der fremover indgås en konkret aftale om incitamentsaflønning med et medlem af selskabets bestyrelse eller direktion, have fastsat overordnede retningslinjer herfor. Retningslinjerne skal være behandlet og godkendt på selskabets generalforsamling.

Before any agreement is made for the incentive remuneration of a member of the Board of Directors or Management Board, the Board of Directors of a listed company is required under s. 69b of the Danish Public Companies Act to prepare overall guidelines for such incentive remuneration. The guidelines must have been considered and approved by the Company in general meeting.

Formålet med disse retningslinjer (“Retningslinjerne”) er at give TORMs aktionærer en overordnet beskrivelse af formålet med TORMs brug af incitamentsaflønning.	The purpose of these guidelines (the “Guidelines”) is to give the shareholders of TORM an overall description of the main purpose of TORM’s use of incentive remuneration.

I pkt. 2. beskrives TORMs generelle principper for incitamentsaflønning. I pkt. 3 beskrives de eksisterende incitamentsaflønningsaftaler, som TORM (“Selskabet”) har indgået forud for vedtagelsen af disse Retningslinjer. I pkt. 4 beskrives rammerne for de incitamentsaflønningsaftaler, som Selskabet fremover kan indgå med Selskabets bestyrelse og direktion.

TORM’s general principles for incentive remuneration are described in section 2. The existing incentive schemes which TORM (the “Company”) has entered into prior to the adoption of these Guidelines are described in section 3. The framework for the incentive schemes which the Company in future may offer to members of the Company’s Board of Directors and Management Board is described in section 4.

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2. Generelle principper	2. General principles

Formålet med incitamentsaflønning er overordnet at fremme værdiskabelsen i Selskabet ved en realisering af TORMs strategiske mål på kortere og længere sigt samt at sikre fælles interesser mellem Selskabets medarbejdere og aktionærer. Incitamentsaflønningen skal desuden medvirke til at sikre, at direktionens og medarbejdernes samlede vederlag for indsats i og for Selskabet er markedskonformt ikke blot i forhold til øvrige industrigrupper, men særligt i forhold til den globale shipping industri.

The overall purpose of offering incentive schemes is to promote value-creation within the Company by implementing its short-term as well as long-term strategic goals and to create common interests between the Company’s employees and shareholders. The purpose of the incentive schemes is furthermore to ensure that the combined remuneration to members of the Management and employees for work performed in and for the Company is market conforming not only in comparison to other industry groups, but especially in comparison to the global shipping industry.

Herudover skal incitamentsaflønningen sikre, at det selv i en cyklisk industri og i et volatilt marked er muligt at opnå en gevinst ved at outperforme markedet.	The purpose of incentive schemes is moreover to ensure that - even in a cyclic industry and in a volatile market - a profit may be gained by outperforming the market.

TORM har fokus på ROIC (return on invested capital) og PBT (profit before tax), som blandt andre er nogle af målepunkterne i Selskabets mere langsigtede planlægning. Hvert år fastsættes ROIC- og PBT-målet for det kommende år, og opfyldelse heraf er væsentligt for opnåelse af incitamentsaflønning.

Two of the measuring points in TORM’s long-term planning are the so-called ROIC (return on invested capital) and PBT (profit before tax). The ROIC and PBT targets for the following year are fixed annually, and the payment of any incentive will be determined by the Company’s performance against these targets.

Bestyrelsen har nedsat en vederlagskomite, som blandt andet skal gennemgå og fastlægge vederlagspolitikken for TORM samt fastlægge det enkelte års bonusniveau.	The Board of Directors has set up a Remuneration Committee which for instance is to review and determine the remuneration policy for TORM and to determine the bonus level of the individual year.

3. Eksisterende aftaler om incitamentsaflønning (2007–2009)	3. Existing incentive schemes (2007 – 2009)

TORM har henholdsvis før aktieselskabslovens § 69b’s ikrafttræden i 2007 og under de hidtidige overordnede retningslinjer godkendt af Selskabets generalforsamling den 22. april 2008 (Appendix A) indgået aftaler om incitamentsaflønning med Selskabets direktion, nøglemedarbejdere og øvrige medarbejdere ansat i TORM.

Prior to the coming into force of s. 69b of the Danish Public Companies Act and on the basis of the overall guidelines approved by the Company in general meeting on 22 April 2008 (Appendix A), TORM has offered incentive schemes to members of the Company’s Management Board, key personnel and other TORM employees.

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TORM har ingen eksisterende aftaler om incitamentsaflønning med Selskabets bestyrelse.	No incentive schemes exist for the members of the Board of Directors.

Rammerne for de eksisterende incitamentsaflønningsaftaler med Selskabets direktion er beskrevet i Appendix A og fortsætter på uændrede vilkår. Tildeling under de eksisterende incitamentsaflønningsaftaler sker sidste gang i 2009, dog opnås først endelig ret til de tildelte betingede aktier i 2011, ligesom de tildelte aktieoptioner først kan udnyttes i 2010-2012.

The framework of the existing incentive schemes with the Management Board is described in Appendix A. These schemes will continue on the existing terms. Final grants under the existing incentive schemes will be made in 2009, but final entitlement to granted restricted shares will not accrue until in 2011 and, moreover, granted share options may not be exercised until in 2010-2012.

4. Nye aftaler om incitamentsaflønning	4. New incentive schemes

De eksisterende aftaler, jf. pkt. 3 kan kun ændres eller forlænges, og nye aftaler kun indgås, hvis det sker inden for rammerne af disse Retningslinjer.	Any amendment or renewal of the existing schemes or the offering of new schemes is subject to compliance with these Guidelines, cf. section 3.

4.1 Det samlede vederlag	4.1 The combined remuneration

Bestyrelsens samlede vederlag kan udelukkende bestå af et fast vederlag (honorar), som ikke er incitamentsbaseret, og som derfor ikke er omfattet af disse Retningslinjer.[1]
The combined remuneration of members of the Board of Directors may exclusively be in the form of a fixed fee (remuneration) which is not incentive-based and which is thus not covered by these Guidelines.[1]

Direktionens samlede vederlag kan bestå af et fast vederlag (grundløn) og en incitamentsbaseret aflønning i form af en årlig kontant bonus baseret på forud fastlagte mål (pkt. 4.2.1), en diskretionær kontant bonus (pkt. 4.2.2) samt af en ekstraordinær bonus i form af en kontant bonus (pkt. 4.2.3) og aktier (pkt. 4.3). Dertil kommer muligheden for deltagelse i generelle medarbejderaktie- eller optionsordninger.

The combined remuneration of members of the Management Board may be in the form of a fixed payment (basic pay) and an incentive-based pay in the form of an annual cash bonus based on pre-determined goals (section 4.2.1), a discretionary cash bonus (section 4.2.2) and an extraordinary bonus in the form of a cash bonus (section 4.2.3) and shares (section 4.3) in addition to the eligibility to participate in general share subscription or option schemes.

1 Medarbejdervalgte bestyrelsesmedlemmer kan i deres sædvanlige ansættelsesforhold i TORM have incitamentsbaserede aflønningselementer.
1 The general employment terms of members of the Board of Directors elected by the employees may contain incentive-based elements.

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4.2 Ikke-aktiebaserede instrumenter	4.2 Non-share-based instruments

4.2.1 Årlig kontant bonus	4.2.1 Annual cash bonus

Direktionen kan årligt tildeles en bonus, der er afhængig af Selskabets opfyldelse af forud fastlagte økonomiske mål (ROIC og PBT).	The Management Board is eligible for an annual bonus which depends on the Company’s performance against pre-determined economic goals (ROIC and PBT).

Værdien af den årlige kontantbonus kan maksimalt udgøre 200% af direktionens samlede årlige faste vederlag (grundløn).	The combined value of the annual cash bonus is subject to a maximum of 200% of the combined annual fixed remuneration (basic pay) of the Management Board.

4.2.2 Diskretionær kontant bonus	4.2.2 Discretionary cash bonus

Direktionen kan tildeles en diskretionær kontant bonus under helt særlige forhold.	The Management Board may under special conditions be eligible for a discretionary cash bonus.

Værdien af den bonus, som bestyrelsen, efter indstilling fra Selskabets vederlagskomite fastsætter diskretionært, kan maksimalt udgøre 200% af direktionens samlede årlige faste vederlag (grundløn). Bonussen kan tildeles for varetagelse af helt særlige indsatsområder, som følge af ekstraordinære omstændigheder i Selskabet, eller som følge af Selskabets samlede ekstraordinære resultater og vækst i forhold til det budgetterede.

The value of the bonus, which is fixed arbitrarily by the Board of Directors upon recommendation from the Company’s remuneration committee, is subject to a maximum of 200% of the combined annual fixed remuneration (basic pay) of the Management Board. The bonus may be paid for work performed in connection with special focus areas, as a result of extraordinary circumstances in the Company or as a result of the Company’s combined extraordinary results and growth compared to budget.

4.2.3 Ekstraordinær bonus	4.2.3 Extraordinary bonus

Direktionen kan tildeles en ekstraordinær bonus, hvor bonussen er afhængig af Selskabets værdistigning målt over en femårig periode på baggrund af udviklingen i Selskabets aktiekurs ud over et forud fastlagt afkastkrav på 12% inklusiv eventuelle udbytter. Der kan ikke tildeles en yderligere ekstraordinær bonus, førend udløbet af den femårige periode, som er knyttet til en tidligere tildeling af ekstraordinær bonus.

The Management Board may be eligible for an extraordinary bonus which will depend on the Company’s increase in value over a 5-year period measured against the increase in the Company’s share price in excess of a hurdle rate of 12%, including any dividends. No additional extraordinary bonus can be granted until after expiry of the 5-year period linked to a prior grant of extraordinary bonus.

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Bonusmodellen baseres på et ordinært børsmarked, der ikke er påvirket af ekstraordinære forhold.	The bonus model is based on a normal stock exchange market not influenced by extraordinary circumstances.

Nutidsværdien af den ekstraordinære bonus kan ikke beregnes, da den er afhængig af aktiekursens udvikling.	It is not possible to calculate the present value of the extraordinary bonus as it depends on developments in the share price.

Af den samlede ekstraordinære bonus udbetales en tredjedel (1/3) som en kontant bonus, mens to tredjedele (2/3) tildeles i form af aktier, jf. pkt. 4.3.	One-third (1/3) of the combined extraordinary bonus will be paid as a cash bonus whereas two-thirds (2/3) will be granted as shares, cf. section 4.3.

Den ekstraordinære bonus udbetales senest en måned efter, at Selskabets generalforsamlingsvalgte revisor har udarbejdet beregningen af Selskabets aktiekurs’ udvikling over den femårige periode.
The extraordinary bonus will be paid no later than one month after the calculation by the auditors appointed by the Company in general meeting of the development in the Company’s share price over the five-year period.

4.3. Aktier	4.3. Shares

Af direktionens samlede ekstraordinære bonus, jf. pkt. 4.2.3, tildeles to tredjedel (2/3) i form af aktier, som modtageren har forpligtet sig til at eje i minimum to år.
One-third (2/3) of the combined extraordinary bonus to the Management Board. cf. section 4.2.3, will be granted as shares which the holder will be under an obligation to hold for a minimum of two years.

Tildeling af aktier sker til markedsprisen på tidspunktet for revisors beregning af Selskabets værdistigning.	The grant will be effected at the market price existing at the time of calculation by the auditors of the Company’s increase in value.

Godkendt på Selskabets ordinære generalforsamling den 22. april 2009	As approved at the general meeting of the Company held on 22 April 2009

___________________________ Dirigent	___________________________ Chairman of the meeting

Disse overordnede retningslinjer er udarbejdet i denne to-sprogede version. I tilfælde af uoverens-stemmelser mellem den dansksprogede og den engelsksprogede version, vil den danske være gældende.
These overall guidelines are prepared in this bilingual version. In the event of inconsistencies between the Danish original and the English translation, the Danish original shall prevail.

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Appendix A

Appendix A is intentionally omitted, but can be seen on the Company’s homepage www.torm.com

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